

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

March 23, 2009

Thomas C. Hemingway
President and Chief Executive Officer
MetroConnect Inc.
300 So. Harbor Blvd.
Suite 500
Anaheim, CA 92805

> **Re: MetroConnect Inc.**
> **Revised Preliminary Information Statement on Schedule 14C**
> **Filed March 12, 2009**
> **File No. 0-53131**

Dear Mr. Hemingway:

We have completed our review of your information statement and have no further comments at this time.

Sincerely,

/s

Jessica Plowgian
Attorney-Adviser